

September 26, 2014

<u>Via E-mail</u>
Michael S. Rubinoff
Grupo Safra S.A.
Avenida Paulista, 2100 – 8º andar
São Paulo – SP – Brasil – CEP 01310-930

> **Re: Chiquita Brands International, Inc.**
> **Definitive Additional Soliciting Materials filed by Cavendish Global Limited,**
> **Cavendish Acquisition Corporation et al.**
> **Filed September 23, 2014**
> **File No. 001-01550**

Dear Mr. Rubinoff:

We have reviewed your filing and have the following comment.

1. While we recognize that the facts have recently changed, in any future filings, please characterize as your opinion any statements that a Cutrale-Safra proposal is "superior" to the proposals of other parties. Refer to comment 5 of our letter dated August 28, 2014. Similarly, please provide more balanced disclosure regarding any "risk free option" presented to the Chiquita shareholders.

You may contact Donald E. Field, Attorney-Adviser, at (202) 551-3680, Loan Lauren Nguyen, Special Counsel, at (202) 551-3642, or the undersigned, at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Andrew R. Thompson, Esq.
Cravath, Swaine & Moore LLP